21001546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 04 2021
Washington, DC

SEC FILE NUMBER
8-36128

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RFS Partners**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Lawrence Street, Suite 300
(No. and Street)

Denver	**Colorado**	**80202-1805**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Rogers **415-398-2727**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker, LLP
(Name – if individual, state last, first, middle name)

Two Liberty Place
50 South 16th Street

Suite 2900	**Philadelphia**	**PA**	**19102-2529**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, **Steve Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RFS Partners**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AMY GRILLOT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164035759
MY COMMISSION EXPIRES 9/15/2024

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
RFS Partners
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RFS Partners as of December 31, 2020, the related statement of income, statement of changes in partners' equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RFS Partners as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As explained in Note 3, the financial statements include an investment valued at $1,446,726 (89.85% of partners' equity). This estimated value may differ significantly from the value that would have been used had a ready market for the investment existed, and the difference could be material. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of RFS Partners' management. Our responsibility is to express an opinion on RFS Partners' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RFS Partners in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as RFS Partners' auditor since 1985.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on page 5 has been subjected to audit procedures performed in conjunction with the audit of RFS Partners' financial statements. The supplemental information is the responsibility of RFS Partners' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 26, 2021

RFS Partners
Statement of Financial Condition
12/31/2020

Assets

Cash and cash equilavents	$ 148,854
Accounts receivable	33,713
Prepaid expense	12,440
Investment in partnership	1,446,726
Total assets	$ 1,641,733

Liabilities and Partners' Equity

Liabilities	
Accounts Payable	$ 31,518
Total liabilities	31,518
Commitments and contingencies	
Partners' equity	
Partners' equity	1,610,215
Total Partners' Equity	1,610,215
Total Liabilities And Partners' Equity	$ 1,641,733

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Income
For The Year End December 31, 2020

Revenues		
12B-1 fees	$	297,069
Income from investment in partnership		109,917
Other income		187
Total revenues		407,173
Expenses		
Marketing		143,333
Regulatory fees		54,623
Professional fees		34,583
Other operating expenses		14,493
Total expenses		247,032
Net income	$	160,141

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of changes in Partners' Equity
For the Year Ended December 31, 2020

	Total Partners' Equity
Balance at December 31, 2019	$ 1,661,909
Capital distributions	(211,835)
Net income	160,141
Balance at December 31, 2020	$ 1,610,215

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Cash Flows
December 31, 2020

Cash flow from operating activities:		
Net income		$ 160,141
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Equity in earnings of investment in partnership	(109,917)	
Increase in:		
Accounts receivable	(18,713)	
Prepaid expense	(6,683)	
Accounts payable	11,671	
Total adjustments		(123,642)
Net cash and cash equivalents provided by operating activities		36,499
Net cash and cash equivalents provided by investing activities		
Distributions from investment in partnership	241,492	
Net cash and cash equivalents provided by investing activities		241,492
Net cash and cash equivalents used in financing activities		
Capital distributions	(211,835)	
Net cash and cash equivalents used in financing activities		(211,835)
Net increase in cash and cash equivalents		66,156
Cash and cash equivalents at December 31, 2019		82,698
Cash and cash equivalents at December 31, 2020		$ 148,854

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

RFS Partners
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of net capital

Partners' equity	$ 1,610,215	
Total Partners' Equity		$ 1,610,215
Less: Non-allowable assets		
Account receivable	(33,713)	
Prepaid expense	(12,440)	
Investment in partnership	(1,446,726)	
Total non-allowable assets		(1,492,879)
Less: Haircuts on securities		
Exempted securities		(2,458)
Net Capital		114,878
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 2,101	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 109,878
Aggregate indebtedness		$ 31,518
Ratio of aggregate indebtedness to net capital		0.27

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2020.

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) RFS Partners (the ***"Company"***) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the Shelton Funds and SCM Trust.

(B) To date, the Company has not engaged in any activities relating to broker-dealer transactions.

(C) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(D) INVESTMENTS

Investments in which the Company has 20-50% of interest are carried under the equity method of accounting.

(E) SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based on that evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

(F) FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value because of the short maturity of these items.

(G) OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(H) CASH EQUIVALENTS

Cash Equivalents are any short-term investment securities that have a maturity of 90 days or less. Cash Equivalents include exempted securities for net capital computation purposes.

(2) RELATED PARTY AND CONCENTRATION OF REVENUE RISK

One of the Company's officers serves on the Board of Trustees of the Shelton Funds and SCM Trust from which the Company receives most of its revenue.

(3) INVESTMENTS

The Company's investment in CCM Partners, an affiliated company, is accounted for by the equity method of accounting. The share of capital at December 31, 2020 is 26%. With the equity method of accounting, the Company reports the revenue earned by the other company on its income statement, in an amount proportional to the percentage of its investment in the other company. The equity method also makes periodic adjustments to the value of the asset on the balance sheet.

At December 31, 2020, the investment in the partnership consisted of the following:

Description	
Balance as of December 31, 2019	$1,578,301
Equity in earnings of investment in partnership	109,917
Distributions from partnership	(241,492)
Balance as of December 31, 2020	$ 1,446,726

(4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $114,878, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 27%.

(5) REVENUE FROM CONTRACTS WITH CUSTOMERS

RFS Partners enters into arrangements with registered investment companies (mutual funds) to distribute shares to investors. RFS Partners receives distribution fees and shareholder servicing fees paid by the mutual funds, pursuant to distribution agreements between RFS Partners and such mutual funds. Such fees are based on a percentage of assets of a particular investment company share class when applicable and are paid monthly. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

Disaggregated Revenue from Contracts with Customers: The following table presents revenue by major source.

Revenue from contracts with customers	
Commissions	
Distribution fees	$297,069
Total commissions revenue	$297,069
Total revenue from contracts with customers	**$297,069**

(6) RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

taitweller.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
RFS Partners
Denver, Colorado

We have reviewed management's statements, included in the accompanying RFS Partners' Exemption Report, in which (1) RFS Partners identified the following provisions of 17 C.F.R. §15c3-3(k) under which RFS Partners claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) RFS Partners stated that RFS Partners met the identified exemption provisions throughout the most recent fiscal year without exception. RFS Partners' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RFS Partners' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 26, 2021

RFS Partners's ExemptionReport

RFS Partners is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by17C.F.R. § 240.1 7a-5(d)(l) and to the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3 *(k)(l)*

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RFS Partners

I, Stephen Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

February 26 2021